 Table of Contents

Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006		2005		2004		2003		2002
Earnings:	(in millions, except ratio of earnings to fixed charges)
Income before income taxes and cumulative effect of a change in accounting principle	$824.6		$788.3		$596.7		$433.8		$314.0
Add:
Interest expense	285.9		199.0		138.1		124.7		115.1
Amortization of debt expense	10.2		5.2		7.2		8.0		7.4
Interest component of rent expense	53.6		40.4		26.8		24.4		22.4
Earnings	1,174.3		1,032.9		768.8		$590.9		$458.9
Fixed charges:
Interest expense	285.9		199.0		138.1		124.7		115.1
Amortization of debt expense	10.2		5.2		7.2		8.0		7.4
Interest component of rent expense	53.6		40.4		26.8		24.4		22.4
Fixed charges	$349.7		$244.6		$172.1		$157.1		$144.9
Ratio of earnings to fixed charges	3.4	x	4.2	x	4.5	x	3.8	x	3.2	x